Exhibit 99.1

3SBio Inc. Adjourns Extraordinary General Meeting of Shareholders

SHENYANG, CHINA – April 25, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that, at the duly convened extraordinary general meeting of shareholders (“EGM”) held at 10:00am on April 25, 2013, Dr. Jing Lou, as the chairman of EGM, declared that EGM be adjourned to a later date as soon as practicable in order to allow additional time for the Company to provide updated information to the shareholders regarding the Agreement and Plan of Merger, dated as of February 8, 2013, by and among Decade Sunshine Limited, Decade Sunshine Merger Sub and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013 (the “Amended Merger Agreement”). Apart from the adjournment of the EGM, no other business was conducted at EGM. The Company expects to file with the Securities and Exchange Commission (the “SEC”) and send to shareholders promptly a supplement to the definitive proxy statement dated March 25, 2013 relating to the Amended Merger Agreement. The Company will give notice to shareholders of the date on which the adjourned EGM will be reconvened as soon as a date is selected.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ Global Market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed transaction; management plans relating to the transaction; the expected timing of various aspects of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company that were reasonable when made. Risks and uncertainties that may cause actual outcome to differ from the forward-looking statements may include: whether sufficient number of shareholders will view the terms favorably, and vote to approve this transaction; whether Decade Sunshine Limited will secure and receive full financing; whether all the closing conditions and other terms of the transaction documents will be duly complied with or fulfilled; future business decisions of various parties, and other risks and uncertainties discussed in the documents filed or to be filed with the SEC by the Company, particularly the Schedule 13E-3 transaction statement and the proxy statement. These forward-looking statements reflect the Company’s expectations as of the time of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com